UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Higher One Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

42983D104000

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[Page 1 of 17 Pages]

[Exhibit List: Page 14]

CUSIP No. 42983D104000	13G	Page 2 of 17 Pages

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Lightyear Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 13,908,128
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 13,908,128
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,908,128
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 24.9% (2)
12.	Type of Reporting Person (See Instructions): PN
(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	This percentage is calculated based upon 55,881,409 shares of Common Stock outstanding as of November 5, 2010, as provided in the last quarterly report by the Issuer filed on Form 10-Q on November 10, 2010.

CUSIP No. 42983D104000	13G	Page 3 of 17 Pages

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Lightyear Co-Invest Partnership II, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 71,917
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 71,917
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 71,917
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0.1% (2)
12.	Type of Reporting Person (See Instructions): PN
(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	This percentage is calculated based upon 55,881,409 shares of Common Stock outstanding as of November 5, 2010, as provided in the last quarterly report by the Issuer filed on Form 10-Q on November 10, 2010.

CUSIP No. 42983D104000	13G	Page 4 of 17 Pages

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Lightyear Fund II GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 13,908,128 (2)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 13,908,128 (2)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,908,128 (2)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 24.9% (3)
12.	Type of Reporting Person (See Instructions): PN
(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	As the sole general partner of Lightyear Fund II, L.P (“Lightyear Fund II”), Lightyear Fund II GP, L.P. (“Lightyear Fund II GP”) possesses the power to direct the voting and disposition of the shares owned by Lightyear Fund II. However, Lightyear Fund II GP disclaims beneficial ownership of the shares held by Lightyear Fund II, except to the extent of its pecuniary interest in such shares. Lightyear Fund II GP does not directly own securities of the Issuer.
(3)	This percentage is calculated based upon 55,881,409 shares of Common Stock outstanding as of November 5, 2010, as provided in the last quarterly report by the Issuer filed on Form 10-Q on November 10, 2010.

CUSIP No. 42983D104000	13G	Page 5 of 17 Pages

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Lightyear Fund II GP Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 13,980,045 (2)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 13,980,045 (2)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,980,045 (2)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 25.0% (3)
12.	Type of Reporting Person (See Instructions): OO
(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 13,908,128 shares of Common Stock held by Lightyear Fund II and (ii) 71,917 shares of Common Stock held by Lightyear Co-Invest Partnership II, L.P. (“Lightyear Co-Invest II”). As the sole general partner of Lightyear Fund II, Lightyear Fund II GP possesses the power to direct the voting and disposition of the shares owned by Lightyear Fund II. As the general partner of Lightyear Fund II GP and Lightyear Co-Invest II, Lightyear Fund II GP Holdings, LLC (“Lightyear Fund II GP Holdings”) may also be deemed to share voting and/or dispositive power over such securities. However, Lightyear Fund II GP Holdings disclaims beneficial ownership of the shares held by Lightyear Fund II and Lightyear Co-Invest, except to the extent of its pecuniary interest in such shares. Lightyear Fund II GP Holdings does not directly own securities of the Issuer.
(3)	This percentage is calculated based upon 55,881,409 shares of Common Stock outstanding as of November 5, 2010, as provided in the last quarterly report by the Issuer filed on Form 10-Q on November 10, 2010.

CUSIP No. 42983D104000	13G	Page 6 of 17 Pages

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Marron & Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 13,980,045 (2)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 13,980,045 (2)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,980,045 (2)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 25.0% (3)
12.	Type of Reporting Person (See Instructions): OO
(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 13,908,128 shares of Common Stock held by Lightyear Fund II and (ii) 71,917 shares of Common Stock held by Lightyear Co-Invest II. As the sole general partner of Lightyear Fund II, Lightyear Fund II GP possesses the power to direct the voting and disposition of the shares owned by Lightyear Fund II. As the general partner of Lightyear Fund II GP and Lightyear Co-Invest II, Lightyear Fund II GP Holdings may also be deemed to share voting and/or dispositive power over such securities. As the managing member of Lightyear Fund II GP Holdings, Marron & Associates, LLC (“Marron & Associates”) may also be deemed to share voting and/or dispositive power over such securities. However, Marron & Associates disclaims beneficial ownership of the shares held by Lightyear Fund II and Lightyear Co-Invest, except to the extent of its pecuniary interest in such shares. Marron & Associates does not directly own securities of the Issuer.
(3)	This percentage is calculated based upon 55,881,409 shares of Common Stock outstanding as of November 5, 2010, as provided in the last quarterly report by the Issuer filed on Form 10-Q on November 10, 2010.

CUSIP No. 42983D104000	13G	Page 7 of 17 Pages

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Chestnut Venture Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 13,980,045 (2)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 13,980,045 (2)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,980,045 (2)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 25.0% (3)
12.	Type of Reporting Person (See Instructions): OO
(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 13,908,128 shares of Common Stock held by Lightyear Fund II and (ii) 71,917 shares of Common Stock held by Lightyear Co-Invest II. As the sole general partner of Lightyear Fund II, Lightyear Fund II GP possesses the power to direct the voting and disposition of the shares owned by Lightyear Fund II. As the general partner of Lightyear Fund II GP and Lightyear Co-Invest II, Lightyear Fund II GP Holdings may also be deemed to share voting and/or dispositive power over such securities. As the managing member of Lightyear Fund II GP Holdings, Marron & Associates may also be deemed to share voting and/or dispositive power over such securities. As the sole member of Marron & Associates, Chestnut Venture Holdings, LLC (“Chestnut Venture Holdings”) may also be deemed to share voting and/or dispositive power over such securities. However, Chestnut Venture Holdings disclaims beneficial ownership of the shares held by Lightyear Fund II and Lightyear Co-Invest, except to the extent of its pecuniary interest in such shares. Chestnut Venture Holdings does not directly own securities of the Issuer.
(3)	This percentage is calculated based upon 55,881,409 shares of Common Stock outstanding as of November 5, 2010, as provided in the last quarterly report by the Issuer filed on Form 10-Q on November 10, 2010.

CUSIP No. 42983D104000	13G	Page 8 of 17 Pages

1.	Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Mr. Donald B. Marron
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 13,990,045 (2)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 13,990,045 (2)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,990,045 (2)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 25.0% (3)
12.	Type of Reporting Person (See Instructions): IN
(1)	This Schedule 13G is filed on behalf of the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes (i) 13,908,128 shares of Common Stock held by Lightyear Fund II, (ii) 71,917 shares of Common Stock held by Lightyear Co-Invest II and (iii) 10,000 stock options to purchase shares of Common Stock (“Stock Options”) held by Lightyear Capital II, LLC (“Lightyear Capital II”). As the sole general partner of Lightyear Fund II, Lightyear Fund II GP possesses the power to direct the voting and disposition of the shares owned by Lightyear Fund II. As the general partner of Lightyear Fund II GP and Lightyear Co-Invest II, Lightyear Fund II GP Holdings may also be deemed to share voting and/or dispositive power over such securities. As the managing member of Lightyear Fund II GP Holdings, Marron & Associates may also be deemed to share voting and/or dispositive power over such securities. As the sole member of Marron & Associates, Chestnut Venture Holdings may also be deemed to share voting and/or dispositive power over such securities. As the managing member of Chestnut Venture Holdings, Mr. Donald B. Marron may also be deemed to share voting and/or dispositive power over such securities. However, Mr. Donald B. Marron disclaims beneficial ownership of the shares held by Lightyear Fund II and Lightyear Co-Invest, except to the extent of his pecuniary interest in such shares. Additionally, 30,000 Stock Options are held directly by Lightyear Capital II. 10,000 of these Stock Options became exercisable as of December 4, 2010 and are the only such options exercisable within 60 days of this filing. As the sole member of Lightyear Capital II, Lightyear Capital, LLC (“Lightyear Capital”) may be deemed to share voting and/or dispositive power over the securities held by Lightyear Capital II. As the managing member of Lightyear Capital, Mr. Donald B. Marron may be deemed to share voting and/or dispositive power over the securities held by Lightyear Capital. However, Mr. Donald B. Marron disclaims beneficial ownership of the shares held by Lightyear Capital II and Lightyear Capital, except to the extent of his pecuniary interest in such shares. Mr. Donald B. Marron does not directly own securities of the Issuer.
(3)	This percentage is based upon (A) 55,881,409 shares of Common Stock outstanding as of November 5, 2010, as provided in the last quarterly report by the Issuer filed on Form 10-Q on November 10, 2010, and (B) 10,000 shares that would be issued to Lightyear Capital II upon the exercise of the 10,000 Stock Options that became exercisable on December 4, 2010.

Page 9 of 17 Pages

Item 1(a).	Name of Issuer:

Higher One Holdings, Inc. (“Higher One”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

25 Science Park, New Haven, Connecticut 06511

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

	1.	Lightyear Fund II, L.P. (“Lightyear Fund II”)

	2.	Lightyear Co-Invest Partnership II, L.P. (“Lightyear Co-Invest II”)

	3.	Lightyear Fund II GP, L.P. (“Lightyear Fund II GP”)

	4.	Lightyear Fund II GP Holdings, LLC (“Lightyear Fund II GP Holdings”)

	5.	Marron & Associates, LLC (“Marron & Associates”)

	6.	Chestnut Venture Holdings, LLC (“Chestnut Venture Holdings”)

	7.	Mr. Donald B. Marron

Item 2(b).	Address of Principal Business Office or, if None, Residence:

375 Park Avenue, 11th Floor
New York, New York 10152

Item 2(c).	Citizenship:

See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

This Schedule relates to the common shares, par value $0.001 per share, of Higher One Holdings, Inc., a Delaware corporation (the “Common Stock”).

Item 2(e).	CUSIP Number:

42983D104000

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

See Item 9 of each cover page.

Page 10 of 17 Pages

(b) Percent of class:

See Item 11 of each cover page.

(c) Number of shares as to which the reporting person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

13,908,128 shares of Common Stock of the Issuer reported herein are directly held by Lightyear Fund II and 71,917 shares of Common Stock of the Issuer reported herein are directly held by Lightyear Co-Invest II. As the general partner of Lightyear Fund II, Lightyear Fund II GP may be deemed to share voting and/or dispositive power over such securities. As the general partner of Lightyear Fund II GP and Lightyear Co-Invest II, Lightyear Fund II GP Holdings may also be deemed to share voting and/or dispositive power over such securities. As the managing member of Lightyear Fund II GP Holdings, Marron & Associates may also be deemed to share voting and/or dispositive power over such securities. As the sole member of Marron & Associates, Chestnut Venture Holdings may also be deemed to share voting and/or dispositive power over such securities. As the managing member of Chestnut Venture Holdings, Mr. Donald B. Marron may also be deemed to share voting and/or dispositive power over such securities. However, each of Lightyear Fund II GP, Lightyear Fund II GP Holdings, Marron & Associates, Chestnut Venture Holdings and Mr. Donald B. Marron disclaims beneficial ownership of the shares held by Lightyear Fund II and Lightyear Co-Invest, except to the extent of its or his pecuniary interest in such shares.

30,000 stock options to purchase shares of Common Stock (“Stock Options”) are directly held by Lightyear Capital II, LLC (“Lightyear Capital II”). As the sole member of Lightyear Capital II, Lightyear Capital, LLC (“Lightyear Capital”) may be deemed to share voting and/or dispositive power over the securities held by Lightyear Capital II. As the managing member of Lightyear Capital, Mr. Donald B. Marron may also be deemed to share voting and/or dispositive power over such securities held by Lightyear Capital. However, Mr. Donald B. Marron disclaims beneficial ownership of the shares held by Lightyear Capital II and Lightyear Capital, except to the extent of his pecuniary interest in such shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Page 11 of 17 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See response to Item 4 above.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2011

LIGHTYEAR FUND II, L.P.

By:	Lightyear Fund II GP, L.P.,
its general partner

By:	Lightyear Fund II GP Holdings, LLC,
its general partner

By:	/s/ Timothy Kacani
Name: Timothy Kacani
Title: Authorized Signatory

LIGHTYEAR CO-INVEST PARTNERSHIP II, L.P.

By:	Lightyear Fund II GP Holdings, LLC,
its general partner

By:	/s/ Timothy Kacani
Name: Timothy Kacani
Title: Authorized Signatory

LIGHTYEAR FUND II GP, L.P.

By:	Lightyear Fund II GP Holdings, LLC,
its general partner

By:	/s/ Timothy Kacani
Name: Timothy Kacani
Title: Authorized Signatory

LIGHTYEAR FUND II GP HOLDINGS, LLC

By:	Marron & Associates, LLC,
its managing member

By:	/s/ Timothy Kacani
Name: Timothy Kacani
Title: Authorized Signatory

MARRON & ASSOCIATES, LLC

By:	/s/ Timothy Kacani
Name: Timothy Kacani
Title: Vice President

CHESTNUT VENTURE HOLDINGS, LLC

By:	/s/ Timothy Kacani
Name: Timothy Kacani
Title: Vice President

DONALD B. MARRON, an individual

By:	/s/ Timothy Kacani
Name: Timothy Kacani
Title: Attorney-in-Fact for Donald B. Marron

EXHIBIT LIST

A. Joint Filing Agreement

B. Reference to Timothy Kacani as Attorney-in-Fact

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common shares of Higher One Holdings, Inc. and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of January 21, 2011.

LIGHTYEAR FUND II, L.P.

By:	Lightyear Fund II GP, L.P.,
its general partner

By:	Lightyear Fund II GP Holdings, LLC,
its general partner

By:	/s/ Timothy Kacani
Name: Timothy Kacani
Title: Authorized Signatory

LIGHTYEAR CO-INVEST PARTNERSHIP II, L.P.

By:	Lightyear Fund II GP Holdings, LLC,
its general partner

By:	/s/ Timothy Kacani
Name: Timothy Kacani
Title: Authorized Signatory

LIGHTYEAR FUND II GP, L.P.

By:	Lightyear Fund II GP Holdings, LLC,
its general partner

By:	/s/ Timothy Kacani
Name: Timothy Kacani
Title: Authorized Signatory

LIGHTYEAR FUND II GP HOLDINGS, LLC

By:	Marron & Associates, LLC,
its managing member

By:	/s/ Timothy Kacani
Name: Timothy Kacani
Title: Authorized Signatory

MARRON & ASSOCIATES, LLC

By:	/s/ Timothy Kacani
Name: Timothy Kacani
Title: Vice President

CHESTNUT VENTURE HOLDINGS, LLC

By:	/s/ Timothy Kacani
Name: Timothy Kacani
Title: Vice President

DONALD B. MARRON, an individual

By:	/s/ Timothy Kacani
Name: Timothy Kacani
Title: Attorney-in-Fact for Donald B. Marron

EXHIBIT B

LIMITED POWER OF ATTORNEY

Know all men by these presents that Donald B. Marron does hereby make, constitute and appoint Timothy Kacani as a true and lawful attorney-in-fact of the undersigned with full powers of substitution and revocation, for and in the name, place and stead of the undersigned (both in the undersigned’s individual capacity and as a member of any limited liability company or limited partnership for which the undersigned is authorized to sign), to execute and deliver such forms as may be required to be filed from time to time with the Securities and Exchange commission with respect to: (i) Sections 13(d) and 16(a) of the Securities Exchange Act of 1934, as amended (the “Act”), including without limitation, Schedule 13D, Schedule 13G, statements on Form 3, Form 4 and Form 5 and (ii) in connection with any applications for EDGAR access codes, including without limitation the Form ID.

By: /s/ Donald B. Marron
Name: Donald B. Marron

Date: February 11, 2005